LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
1999 HARRISON STREET, 26th Floor
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

July 28, 2011

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL 15, LLC (the “Company”)
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
SEC File No. 333-174418

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of June 17, 2011, addressed to Dean Cash.   The numbered paragraphs set forth below correspond to the numbered comments in your letter.  References to revised language in the prospectus and registration statement are to pre-effective amendment no. 1.

General

1.
This will confirm that, prior to requesting effectiveness of the registration statement, we will have the FINRA Corporate Financing Department reviewer contact the Staff to confirm that it has completed its review and has no objections to the underwriting arrangements, or, alternatively, we will forward to the Staff the FINRA “no objections” letter.

2.	See the revision to the Prospectus. The discussion captioned “Who Should Invest” is now the first prospectus section presented following the cover page.

Ms. Pamela A. Long
July 28, 2011

Outside Front Cover Page of the Prospectus

3.	For the reasons discussed below, the registrant does not believe that this risk is of such material significance as to warrant cover page emphasis.

It is our assumption that the comment intends to address the risk of investors incurring a tax liability in excess of cash “distributions” (and not “contributions”) in a given year.  The registrant does not see any circumstances in which an investor could possibly incur a tax liability in excess of cash contributions in a particular year.   However, due to accelerated cost recovery methods and the timing and amount of sale proceeds that may be realized on the disposition of investments, it is possible that an investor might incur tax liability in excess of cash distributions received for the period in which the tax liability is incurred.  However, such a possibility is not likely and would not necessarily reflect an adverse investment result, as the investor would, under such circumstances, have received substantial prior distributions on a tax deferred basis, resulting in a benefit from the time value of such cash distributions.

Based on the historical results of similar prior programs, cash distributions to holders for each tax year are expected to exceed each holder’s net taxable income from an investment in the Fund for the period, so such distributions are also expected to exceed the holder’s tax liability derived from ownership of Units for each year throughout the life of the Fund, as that tax liability would be only a portion of the amount of taxable income for the year.  In the event that distributions to holders do not exceed net taxable income for a year, the Manager would evaluate the availability of cash and the impact on the Fund of making a catch-up distribution from cash flow or reserves in the subsequent year based upon a review of the preceding year’s tax return.  This review would typically occur during April of the subsequent year, and the ability to make such catch up distributions would thus reduce further the possibility of any tax liability exceeding cash distributions available to defray the liability.

For the foregoing reasons, the registrant believes that, while the risk of tax liability in excess of distributions is a possible event warranting a risk factor disclosure, it is not sufficiently material to warrant cover page emphasis or more prominent placement under “Risk Factors.”  As the Staff has noted in its Release 33-6900, the inclusion of more remote risks on the cover page will detract from the appropriate emphasis on the most material risks of an investment.

Summary of the Offering

4.
While Industry Guide 5 is useful in preparing disclosure for an equipment leasing fund such as the registrant, it was drafted and intended as a guide for real estate programs in the early 1980s.  At that time, the optional use of accelerated depreciation could generate desired taxable losses at the risk of recapture of excess depreciation on sale.  A more conservative straight line method was also available.  Accordingly, the choice of depreciation method was a potential element of the investment structure of the real estate programs of the day.  The cost recovery method under current federal income tax law is prescribed for equipment.  See the discussion in the Prospectus under the caption “Federal Income Tax Consequences – Cost Recovery.”  While the discussion cited under the caption “Management’s Discussion and Analysis of Financial Condition” does discuss the intention to use straight line depreciation for financial reporting purposes, this is not a fundamental element of a description of the registrant, as it would be for a real estate program in the early 1980s.  It will not affect potential tax losses or liabilities in the same manner.  Accordingly, the registrant believes that a statement of cost recovery methodology, which would require a summary of the required cost recovery methods for equipment and the intended financial reporting method, would be too involved given the limited importance to a summary description of the registrant.  As such it would be out of place in the prospectus summary section.

Ms. Pamela A. Long
July 28, 2011

5.	See the revised language under “Summary of the Offering – Income, Losses and Distributions.”

Risk Factors

The Fund is a newly-formed entity

6.	See the revised risk factor.

Who Should Invest

7.	See the sentence added as the last sentence of the penultimate paragraph under “Who Should Invest.”

Reimbursement of Organization and Offering Expenses

8.
All Organization and Offering Expenses are subject to the FINRA Corporate Financing Department review and the FINRA rules on appropriate underwriting arrangements, and a detailed breakdown of all such expenses is provided the Department for its review in the registrant’s COBRADesk filing.

Investment Objectives and Policies

Types of Equipment

9.
The manager’s general counsel has advised that, for purposes of aircraft and vessel registration, for the types of investments contemplated by the registrant, the registrant may qualify as a “U.S. Citizen” if not more than 25% of the equity interests in the registrant are owned by persons other than U.S. Citizens as defined under applicable federal statutes (14 CFR §47.1 et. seq. with respect to the U.S. registration of aircraft; and 46 CFR §67.30 et. seq. with respect to the domestic registration and/or use of certain marine vessels).  In order to assure ongoing compliance with this limitation, the registrant intends to limit ownership by other than U.S. Citizens to 20% of the Units outstanding at any time.

Ms. Pamela A. Long
July 28, 2011

The registrant will initially seek to assure compliance with its self imposed limitations on non-U.S. Citizen investors by requiring a citizenship representation in the subscription agreement (see the instruction to Item 2 of the subscription form on page C-2 of the prospectus, and the boxes to be checked in Item 2 on page C-3).  The registrant emphasizes the importance of these representations in the final paragraph under the prospectus section “Who Should Invest.”  Finally, as disclosed in the first paragraph under “Summary of the Operating Agreement – Repurchase of Units,” the registrant retains the right to repurchase the Units of any investor who ceases to be a “United States Citizen” as defined in the prospectus and Operating Agreement, as provided in Section 13 of the Operating Agreement.  The registrant believes that the foregoing measures will allow it to comply with the citizenship requirements for ownership of aircraft and vessels, should it elect to invest in such assets.

Fiduciary Duty of the Manager

10.	See the added sentence at the end of the second paragraph in the cited section.

Management

11.
The disclosure under this heading clearly sets forth the names and roles of the Manager, its affiliates and their executive officers and directors.  No person fitting the definition of “promoter” under Rule 405 is omitted from the disclosure under Management.  As set forth in the definition of “promoter,” the terminology used to describe the promoters is not prescribed.  As they are already identified and the basis for their status as promoters is identified, we are not aware of any need for further identification.

Prior Performance Summary

12.
The statement in the initial filing is incorrect.  All of the assets of ATEL Cash Distribution Fund IV had been sold as of December 31, 2004, as set forth in Table IV included in Exhibit A to the prospectus.  See the revised paragraph under “Prior Performance Summary” and in Exhibit A.

Federal Income Tax Consequences

13.	See the revision to the second paragraph in the cited section.

Ms. Pamela A. Long
July 28, 2011

Plan of Distribution

14.
See the revisions in the cited sections.   In each case the amounts to be refunded will be refunded “promptly” by the registrant.  “Promptly” should be understood to mean as expeditiously as may be reasonable and practicable upon calculating the amounts to be so returned.

Escrow Arrangements

15.
We do not understand why the irrevocable nature of a subscription, whether during the escrow or after minimum funding, warrants a risk factor or any further disclosure.  The investor will receive interest earned during the escrow period and the maximum period for raising the minimum funding is clearly disclosed.  No subscription proceeds can be withdrawn after the subscription becomes binding regardless of the stage of the offering.

Investments by Certain Persons

16.	We would note that, as disclosed in Item 15 of Part II of the registration statement, 50 Units were issued to the Manager of the registrant for organizational purposes.

We hereby otherwise confirm that:

•	no offers were made prior to the filing of the registration statement;
•	subsequent offers will be made only with the prospectus; and
•	no funds have or will be committed or paid prior to effectiveness of the registration statement.

Reports to Holders

17.
The dates are established as 15 days following the filing dates for the registrant’s periodic reports in order to provide time for preparation of a Manager’s letter and the printing, assembly and mailing of report packages to Unit holders.  We would note that, in all cases, the periodic reports will be posted on the sponsor’s web site promptly upon electronic filing with the SEC, which will be not more than 90 days following the end of the fiscal year and 45 days following the end of each of the first three fiscal quarters of each year.

Supplemental Sales Literature

18.	We will submit all supplemental sales materials to the Staff prior to use. No such materials are yet prepared. We acknowledge the standards for such materials recited in the comment.

Ms. Pamela A. Long
July 28, 2011

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Subsequent Events

19.
The date through which subsequent events were evaluated is the date the financial statements were available to be issued, which in turn is the date of the Report of the Independent Registered Public Accounting Firm, May 20, 2011.

Exhibit A

Prior Performance Information

Table III – Operating Results of Prior Public Programs

20.
The amounts indicated as cash distributions on a GAAP basis in Table III agree with the amounts reported in each prior program’s 10-K as “Distributions to Other Members” in the registrant’s Statement of Cash Flows.  For example,  the amount of actual cash payments by ATEL 14 to its Unit holders of $1,633,146 agrees with the rounded distribution amount of $1,633 (000's) reported as Distributions to Other Members on the Fund 14, LLC Form 10-K for December 31, 2010 in its Statement of Cash Flows.  This cash distribution is allocated among ATEL 14’s 2,214,171 weighted average units outstanding by a multiple of 100 to define the amount per $1,000 limited partner investment for purposes of Table III.  The $73.76 distributed per $1,000 invested therefore agrees with the cash distributions in the 10-K.

The amount indicated on the Fund 14, LLC Form 10-K Statement of Members' Equity, of $1,981 (000's) and $0.89 per Unit is a consequence of accrual basis accounting for purposes of that Statement.  It is our understanding that the Table III presentation is more appropriately made on a cash basis consistent with the Statement of Cash Flows, rather than the Statement of Member’s Equity.  On that basis, the information in Table III is the appropriate information and all such information is accurately presented consistent with the information in the related prior programs’ periodic reports.

Part II – Undertakings

21.
The Units being issued by the registrant are not represented by any certificate but only by book entry in the registrant’s books and records, so no delivery of certificates will be made for delivery by the underwriter and this undertaking should not be deemed applicable to the registrant.

Ms. Pamela A. Long
July 28, 2011

22.
See the added undertaking (7) in Item 17 Part II, which was inadvertently omitted.  The registrant undertakes to supplement promptly upon making an equipment lease portfolio investment constituting commitment of 10% or more of its aggregate capital contributions.

The undertaking is modified from that in Guide 5 Part 20.D., because the full Guide 5 undertaking is specific to real estate operations acquired, as contemplated in Regulation S-X Rule 3-14.  In prior programs the registrants have taken the position, and the Staff has concurred, that the prompt sticker supplement upon the reasonable likelihood of each acquisition of an item of equipment and quarterly post effective amendments cumulating the stickers, as required for real estate programs, are not required for an equipment program with detailed criteria for its equipment investments.  Guide 5 and its undertakings are intended for programs acquiring real estate operations, with each asset considered a unique individual business operation, even though they may involve similar types of property, because of the non-fungible nature of real estate.  However, equipment investments do not have the same characteristics as unique business operations as investment real estate does.

In connection with past registrations, the Staff has concurred with prior registrants’ views that, as long as a registrant’s equipment lease portfolio meets the disclosed parameters for types of equipment, types and terms of lease, credit quality of lessees, leverage and other criteria described in detail in the prospectus, the portfolio assets are not in themselves individually unique business operations requiring prompt supplements upon the “reasonable probability” of acquisition, as is the case with individual real property operations.  We would note that real estate programs typically have a limited number of individual investments, while equipment leasing programs may have dozens during their offering periods.  To require prompt sticker supplements “at such time as there arises a reasonable probability that (an item of equipment) will be acquired” could result in a profusion of sticker supplements.   We would further note in this regard that the financial statements required by Regulation S-X Rule 3-14 are inapplicable to such equipment leasing investments.

For the foregoing reasons, the registrant undertakes, as have prior related registrants and consistent with its prospectus disclosure, to sticker the prospectus upon an acquisition of such magnitude (involving a purchase consideration equal to 10% or more of the current capitalization) as to constitute a significant or material asset.  In any event, such an acquisition would not involve the acquisition of a business operation requiring historical and pro forma financial information.

Exhibit 8.1

23.           See the revisions to Exhibit 8.1.

Ms. Pamela A. Long
July 28, 2011

24.           See the revisions to Exhibit 8.1.

This letter is accompanied by a letter from the registrant acknowledging the matters set forth as the bullet point representations requested in your letter.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal
Paul J. Derenthal

cc:	Mr. Rufus Decker, Accounting Branch Chief
Ms. Nudrat Salik, Staff Accountant
Ms. Jessica Dickerson, Staff Attorney
Mr. Craig Slivka, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9292

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.